ENVOY COMMUNICATIONS GROUP INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON SHARES

Holder Account Number
	C9999999999	I ND

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Form of Proxy — Annual and Special Meeting of Shareholders to be held on March 30, 2007
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 11:00 am, Eastern Time, on March 28, 2007.

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Appointment of Proxyholder

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held on Friday, March 30, 2007 at 11:00 a.m. (Toronto time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
Management recommends that you vote FOR all of the nominees listed in the Management Information Circular.
	For	Withhold

	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
2. Appointment of Auditors
Appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors’ remuneration
	☐	☐

	For	Against
3. Change of Name Resolution
The Change of Name Resolution (the full text of which is set out as Exhibit “A” in the accompanying Management Information Circular) amending the Articles of the Corporation by changing the name of the Corporation to Envoy Capital Group Inc.
	☐	☐

	For	Against
4. Authorized Capital Resolution
The Authorized Capital Resolution (the full text of which is set out as Exhibit “B” in the accompanying Management Information Circular) amending the Articles of the Corporation by removing the maximum number of common shares that the Corporation is authorized to issue
	☐	☐

	For	Against
5. Stated Capital Reduction Resolution
The Stated Capital Reduction Resolution (the full text of which is set out as Exhibit “C” in the accompanying Management Information Circular) reducing the stated capital of the Corporation’s common shares
	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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ENVOY COMMUNICATIONS GROUP INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON SHARES

Holder Account Number
	C9999999999	I ND

Fold

Form of Proxy — Annual and Special Meeting of Shareholders to be held on March 30, 2007
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 11:00 am, Eastern Time, on March 28, 2007.

Fold

Appointment of Proxyholder

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held on Friday, March 30, 2007 at 11:00 a.m. (Toronto time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
Management recommends that you vote FOR all of the nominees listed in the Management Information Circular.
	For	Withhold

	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
2. Appointment of Auditors
Appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors’ remuneration
	☐	☐

	For	Against
3. Change of Name Resolution
The Change of Name Resolution (the full text of which is set out as Exhibit “A” in the accompanying Management Information Circular) amending the Articles of the Corporation by changing the name of the Corporation to Envoy Capital Group Inc.
	☐	☐

	For	Against
4. Authorized Capital Resolution
The Authorized Capital Resolution (the full text of which is set out as Exhibit “B” in the accompanying Management Information Circular) amending the Articles of the Corporation by removing the maximum number of common shares that the Corporation is authorized to issue
	☐	☐

5. Stated Capital Reduction Resolution	For	Against

The Stated Capital Reduction Resolution (the full text of which is set out as Exhibit “C” in the accompanying Management Information Circular) reducing the stated capital of the Corporation’s common shares
	☐	☐

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Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Fold

ENVOY COMMUNICATIONS GROUP INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON SHARES

Holder Account Number
	C9999999999	I ND

Fold

Form of Proxy — Annual and Special Meeting of Shareholders to be held on March 30, 2007
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 11:00 am, Eastern Time, on March 28, 2007.

Fold

Appointment of Proxyholder

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held on Friday, March 30, 2007 at 11:00 a.m. (Toronto time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
Management recommends that you vote FOR all of the nominees listed in the Management Information Circular.
	For	Withhold

	☐	☐
Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold
2. Appointment of Auditors
Appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors’ remuneration
	☐	☐

	For	Against
3. Change of Name Resolution
The Change of Name Resolution (the full text of which is set out as Exhibit “A” in the accompanying Management Information Circular) amending the Articles of the Corporation by changing the name of the Corporation to Envoy Capital Group Inc.
	☐	☐

	For	Against
4. Authorized Capital Resolution
The Authorized Capital Resolution (the full text of which is set out as Exhibit “B” in the accompanying Management Information Circular) amending the Articles of the Corporation by removing the maximum number of common shares that the Corporation is authorized to issue
	☐	☐

5. Stated Capital Reduction Resolution	For	Against

The Stated Capital Reduction Resolution (the full text of which is set out as Exhibit “C” in the accompanying Management Information Circular) reducing the stated capital of the Corporation’s common shares
	☐	☐

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Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Fold